Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

Explanatory Note: This filing contains the unaudited pro forma combined financial statements of Actavis plc (“Actavis”) which were attached as Exhibit 99.1 to Actavis’ Current Report on Form 8-K filed on February 19, 2015.

Unaudited pro forma combined financial information

The following unaudited pro forma combined financial information is presented to illustrate the estimated effects of (i) the assumed issuance of $22.0 billion aggregate principle amount of notes (the “Senior Notes”), (ii) the assumed issuance of $4.2 billion of ordinary shares (the “Ordinary Shares”), (iii) the assumed issuance of $4.2 billion of mandatorily convertible preferred shares (the “Mandatory Convertible Preferred Shares”), (iv) the borrowing under the Term Loan Credit Agreement (the “Term Facilities” and together with the Senior Notes, the Ordinary Shares and the Mandatory Convertible Preferred Shares, the “Debt and Equity Financing”) of $5.5 billion (v) the acquisition of Allergan Inc. (“Allergan”) by the Company, which was announced on November 17, 2014 (the “Acquisition”), (vi) the acquisition of Forest Laboratories, Inc. (“Forest”) by the Company which closed on July 1, 2014, (the “Forest Transaction”), (vii) the acquisition of Aptalis Holdings Inc. (“Aptalis”) by Forest, which closed on January 31, 2014 (the “Aptalis Transaction”), and (viii) the related financings and assumed financings to fund the acquisitions in (vi) and (vii) based on the historical financial position and results of operations of Actavis.

Warner Chilcott Limited is an indirect wholly-owned subsidiary of Actavis plc, the ultimate parent of the group. The results of Warner Chilcott Limited are consolidated into the results of Actavis plc. Due to the deminimis activity between Actavis plc and Warner Chilcott Limited, references throughout this filing relate to both Actavis plc and Warner Chilcott Limited, unless otherwise indicated. References throughout to “we,” “our,” “us,” “Actavis,” or the “Company” refer to both Actavis plc and Warner Chilcott Limited. As related to the Unaudited Pro Forma Combined Financial Information, except where otherwise indicated all adjustments (in millions) are applicable to both Warner Chilcott Limited and Actavis plc.

The following historical pro forma combined balance sheet as of December 31, 2014 is based upon and derived from the historical financial information of the Company and of Allergan.

The fiscal years of the Company and Allergan ended on December 31. The fiscal years of Forest and Aptalis ended on March 31 and September 30, respectively. The following unaudited pro forma combined statement of operations for the year ended December 31, 2014 was prepared based on (i) the historical consolidated statement of operations of the Company for the year ended December 31, 2014, (ii) the historical consolidated statement of earnings of Allergan for the year ended December 31, 2014, (iii) the historical consolidated statement of operations of Forest for the six months ended June 30, 2014, which was derived by subtracting the consolidated statement of operations for the nine months ended December 31, 2013 and adding the consolidated statement of operations for the fiscal year ended March 31, 2014 from and to the consolidated statement of operations for the three months ended June 30, 2014, and (iv) the historical consolidated statement of operations of Aptalis for the one month ended January 31, 2014.

The Acquisition, the Forest Transaction and the Aptalis Transaction have been accounted for as business combinations using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, “Business Combinations,” (“ASC 805”). The unaudited pro forma combined financial information set forth below primarily give effect to the following:

•	Effect of application of the acquisition method of accounting in connection with the acquisitions referred to above;

•	Effect of issuing the Senior Notes to partially fund the Acquisition;

•	Effect of issuing the Ordinary Shares to partially fund the Acquisition;

•	Effect of issuing the Mandatory Convertible Preferred Shares to partially fund the Acquisition;

•	Effect of borrowing under the Term Facilities; and

•	Effect of transaction costs in connection with the acquisitions and financings.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions, described in the accompanying notes to the unaudited pro forma combined financial information that Actavis management believes are reasonable under the circumstances. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma combined financial information. Under ASC 805, assets acquired and liabilities assumed are recorded at fair value. The fair value of identifiable tangible and intangible assets acquired and liabilities assumed from the Acquisition are based on a preliminary estimate of fair value as of December 31, 2014. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. Significant judgment is required in determining the estimated fair values of in-process research and development (“IPR&D”), identifiable intangible assets and certain other assets and liabilities. Such a valuation requires estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete each in-process project, projecting the timing of regulatory approvals, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. Actavis’ management believes the fair values recognized for the assets to be acquired and the liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available.

The unaudited pro forma combined statements of operations for the fiscal year ended December 31, 2014 assume all of the transactions were completed on January 1, 2014. The unaudited pro forma combined balance sheet as of December 31, 2014 assumes all of the transactions occurred on December 31, 2014, except for the acquisitions of Forest and Aptalis and their related financings, which are already reflected in Actavis’ historical balance sheet as of December 31, 2014. The unaudited pro forma combined financial information has been prepared by Actavis management in accordance with SEC Regulation S-X Article 11 for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the transactions been completed as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that Actavis will experience after the transactions are completed. In addition, the accompanying unaudited pro forma combined statements of operations do not include any pro forma adjustments to reflect expected cost savings or restructuring actions which may be achievable or the impact of any non-recurring activity and one-time transaction related costs.

Certain financial information of Allergan, Forest and Aptalis, as presented in their respective consolidated financial statements, has been reclassified to conform to the historical presentation in Actavis’ consolidated financial statements for purposes of preparation of the unaudited pro forma combined financial information.

Actavis plc

Unaudited pro forma combined balance sheet

As of December 31, 2014

(In millions)	Historical Actavis plc	Historical Allergan (after conforming reclassifications)	Acquisition adjustments	Debt and Equity Financing adjustments	Footnote reference	Actavis plc pro forma	Adjustments from Actavis plc to Warner Chilcott Ltd	Footnote reference	Warner Chilcott Ltd pro forma

ASSETS

Current assets:
Cash and cash equivalents	$250.0	$4,911.4	$(38,764.8)	$35,526.9	6h, 6l	$1,923.5	$(5.7)	6t	$1,917.8
Marketable securities	1.0	55.0	—	—		56.0	—		56.0
Accounts receivable, net	2,372.3	914.5	—	—		3,286.8	(0.7)	6t	3,286.1
Receivable from Parents	—	—	—	—		—	269.8	6t	269.8
Inventories	2,075.5	296.0	979.3	—	6c	3,350.8	—		3,350.8
Prepaid expenses and other current assets	733.4	350.8	—	12.2		1,096.4	(2.9)	6t	1,093.5
Current assets held for sale	949.2	—	—	—		949.2	—		949.2
Deferred tax assets	500.3	344.4	—	—		844.7	—		844.7

Total current assets	6,881.7	6,872.1	(37,785.5)	35,539.1		11,507.4	260.5		11,767.9

Property, plant and equipment, net	1,594.7	1,006.3	—	—		2,601.0	(0.9)	6t	2,600.1

Investments and other assets	235.4	271.9	(8.6)	140.3	6e, 6m	639.0	—		639.0

Deferred tax assets	107.4	437.6	—	—		545.0	—		545.0

Product rights and other intangibles	19,188.4	1,786.5	53,253.5	—	6c	74,228.4	—		74,228.4

Goodwill	24,521.5	2,392.9	23,062.3	—	6d	49,976.7	—		49,976.7

Total assets	$52,529.1	$12,767.3	$38,521.7	$35,679.4		$139,497.5	$259.6		$139,757.1

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued expenses	$4,170.6	$1,480.3	$—	$—		$5,650.9	(3.1)	6t	$5,647.8
Payables to Parents	—	—	—	—		—	521.1	6t	521.1
Income taxes payable	50.4	—	—	—		50.4	—		50.4
Current portion of long-term debt and capital leases	697.4	72.1	—	68.7	6n	838.2	—		838.2
Deferred revenue	27.0	4.9	—	—		31.9	—		31.9
Current liabilities held for sale	25.9	—	—	—		25.9	—		25.9
Deferred tax liabilities	47.3	0.9	227.2	—	6g	275.4	—		275.4

Total current liabilities	5,018.6	1,558.2	227.2	68.7		6,872.7	518.0		7,390.7

(In millions)	Historical Actavis plc	Historical Allergan (after conforming reclassifications)	Acquisition adjustments	Debt and Equity Financing adjustments	Footnote reference	Actavis plc pro forma	Adjustments from Actavis plc to Warner Chilcott Ltd	Footnote reference	Warner Chilcott Ltd pro forma subtotal

Long-term debt and capital leases	14,846.3	2,085.3	10.2	27,431.3	6f, 6o	44,373.1	—		44,373.1
Deferred revenue	38.8	72.8	—	—		111.6	—		111.6
Other long-term liabilities	335.8	841.3	—	—		1,177.1	0.1	6t	1,177.2
Other taxes payable	892.2	96.0	—	—		988.2	—		988.2
Deferred tax liabilities	3,061.9	350.7	12,350.5	—	6g	15,763.1	—		15,763.1

Total liabilities	24,193.6	5,004.3	12,587.9	27,500.0		69,285.8	518.1		69,803.9

Commitments and contingencies

Equity:
Preferred Shares	—	—	—	4,089.7	6q	4,089.7	(4,089.7)	6r	—
Common stock	—	3.1	(3.1)	—	6i, 6p	—	—		—
Additional paid-in capital	28,994.7	3,353.7	30,400.3	4,089.7	6i, 6p	66,838.4	(66,838.4)	6r, 6s, 6t	—
Member’s capital	—	—	—	—	6i, 6p	—	71,389.3	6r, 6s, 6t	71,389.3
(Accumulated deficit) / retained earnings	(198.2)	5,894.8	(5,962.0)	—	6j	(265.4)	(719.7)	6t	(985.1)
Accumulated other comprehensive (loss) income	(465.4)	(408.6)	408.6	—	6k	(465.4)	—		(465.4)
Treasury shares, at cost	—	(1,090.0)	1,090.0	—	6k	—	—		—

Total stockholders’ equity	28,331.1	7,753.0	25,933.8	8,179.4		70,197.3	(258.5)		69,938.8
Noncontrolling interest	4.4	10.0	—	—		14.4	—		14.4

Total equity	28,335.5	7,763.0	25,933.8	8,179.4		70,211.7	(258.5)		69,953.2

Total liabilities and equity	$52,529.1	$12,767.3	$38,521.7	$35,679.4		$139,497.5	$259.6		$139,757.1

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these pro forma financial statements.

Actavis plc

Unaudited pro forma combined statement of operations

For the year ended December 31, 2014

(In millions, except for per share data)	Historical Actavis plc	Historical Forest (after conforming reclassifications)	Aptalis Transaction and financing adjustments	Footnote reference	Forest subtotal - after the Aptalis Transaction	Forest Transaction adjustments	Forest financing adjustments	Footnote reference	Pro forma for Forest Transaction
Net revenues	13,062.3	2,258.9	65.6	7s	$2,324.5	$(16.7)	$—	7h	$2,307.8

Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	6,303.8	543.2	19.5	7s	562.7	(16.7)	—	7h	546.0
Research and development	1,085.9	360.2	12.9	7s	373.1	45.7	—	7i	418.8
Selling and marketing	1,850.0	699.9	9.6	7s	709.5	60.5	—	7i	770.0
General and administrative	1,743.2	434.4	107.5	7o, 7s	541.9	24.7	—	7j	566.6
Amortization	2,597.5	81.8	24.3	7p, 7s	106.1	849.2	—	7k	955.3
Goodwill impairment	17.3	—	—		—	—	—		—
In-process research and development impairments	424.3	—	—		—	—	—		—
Loss on assets held for sale	190.8	—	—		—	—	—		—
Asset sales, impairments, and contingent consideration adjustment, net	117.2	—	0.2	7s	0.2	—	—		0.2

Total operating expenses	14,330.0	2,119.5	174.0		2,293.5	963.4	—		3,256.9

Operating (loss) / income	(1,267.7)	139.4	(108.4)		31.0	(980.1)	—		(949.1)

Non-Operating income (expense):
Interest income	8.9	13.8	—		13.8	—	—		13.8
Interest expense	(411.8)	(87.1)	(7.1)	7q, 7s	(94.2)	—	(81.2)	7m	(175.4)
Other income (expense), net	(41.5)	4.3	—		4.3	—	—		4.3

Total other income (expense), net	(444.4)	(69.0)	(7.1)		(76.1)	—	(81.2)		(157.3)

(Loss) / income before income taxes and noncontrolling interest	(1,712.1)	70.4	(115.5)		(45.1)	(980.1)	(81.2)		(1,106.4)
Provision / (benefit) for income taxes	(81.9)	(74.7)	15.0	7r, 7s	(59.7)	(127.3)	—	7l, 7n	(187.0)

Net (loss) / income	(1,630.2)	145.1	(130.5)		14.6	(852.8)	(81.2)		(919.4)
(Income) attributable to noncontrolling interest	(0.3)	—	—		—	—	—		—

Net (loss) / income attributable to shareholders	(1,630.5)	145.1	(130.5)		14.6	(852.8)	(81.2)		(919.4)
Dividends on preferred stock	—	—	—		—	—	—		—

Net (loss) / income attributable to ordinary shareholders	$(1,630.5)	$145.1	$(130.5)		$14.6	$(852.8)	$(81.2)		$(919.4)

(Loss) per share attributable to ordinary shareholders:
Basic	$(7.42)

Diluted	$(7.42)

Weighted average shares outstanding :
Basic	219.7

Diluted	219.7

(In millions, except for per share data)	Historical Allergan (after conforming reclassifications)	Acquisition adjustments	Debt and Equity Financing adjustments	Footnote reference	Actavis plc pro forma	Adjustments from Actavis plc to Warner Chilcott Ltd	Footnote reference	Warner Chilcott ltd pro forma
Net revenues	$7,237.9	$(12.5)	$—	7a	22,595.5	—		22,595.5

Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	754.2	(1.8)	—	7a, 7b	7,602.2	—		7,602.2
Research and development	1,251.8	44.9	—	7b	2,801.4	—		2,801.4
Selling and marketing	2,179.5	71.4	—	7b	4,870.9	—		4,870.9
General and administrative	902.7	(53.6)	—	7b, 7c	3,158.9	(70.0)	7t	3,088.9
Amortization	112.4	4,003.3	—	7d	7,668.5	—		7,668.5
Goodwill impairment	—	—	—		17.3	—		17.3
In-process research and development impairments	—	—	—		424.3	—		424.3
Loss on assets held for sale	—	—	—		190.8	—		190.8
Asset sales, impairments, and contingent consideration adjustment, net	28.0	—	—		145.4	—		145.4

Total operating expenses	5,228.6	4,064.2	—		26,879.7	(70.0)		26,809.7

Operating (loss) / income	2,009.3	(4,076.7)	—		(4,284.2)	70.0		(4,214.2)

Non-Operating income (expense):
Interest income	7.7	—	—		30.4	—		30.4
Interest expense	(69.4)	—	(948.4)	7f	(1,605.0)	—		(1,605.0)
Other income (expense), net	41.7	47.8	—	7c	52.3	—		52.3

Total other income (expense), net	(20.0)	47.8	(948.4)		(1,522.3)	—		(1,522.3)

(Loss) / income before income taxes and noncontrolling interest	1,989.3	(4,028.9)	(948.4)		(5,806.5)	70.0		(5,736.5)
Provision / (benefit) for income taxes	456.7	(921.2)	—	7e, 7g	(733.4)	—		(733.4)

Net (loss) / income	1,532.6	(3,107.7)	(948.4)		(5,073.1)	70.0		(5,003.1)
(Income) attributable to noncontrolling interest	(4.6)	—	—		(4.9)	—		(4.9)

Net (loss) / income attributable to shareholders	1,528.0	(3,107.7)	(948.4)		(5,078.0)	70.0		(5,008.0)
Dividends on preferred stock	—	—	—		—	—		—

Net (loss) / income attributable to ordinary shareholders	$1,528.0	$(3,107.7)	$(948.4)		$(5,078.0)	$70.0		$(5,008.0)

(Loss) per share attributable to ordinary shareholders:
Basic					$(13.04)

Diluted					$(13.04)

Weighted average shares outstanding :
Basic					389.4

Diluted					389.4

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these pro forma financial statements.

1. Description of transactions

The Acquisition:    On November 16, 2014, Actavis entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Avocado Acquisition Inc. (“Merger Sub”), a wholly owned subsidiary of Actavis plc, and Allergan, that provides for the acquisition of Allergan by Actavis. Pursuant to the Merger Agreement, Merger Sub will merge with and into Allergan, with Allergan continuing as the surviving corporation. Following the Acquisition, Allergan will be an indirect wholly owned subsidiary of Actavis. At the effective time of the Acquisition, each share of Allergan’s common stock issued and outstanding immediately prior to the Acquisition (other than excluded shares and dissenting shares) will be converted into the right to receive (i) $129.22 in cash (the “Cash Consideration Portion”), without interest, and (ii) 0.3683 of an ordinary share of Actavis plc.

Actavis plans to pay the aggregate Cash Consideration Portion with the anticipated proceeds of the Debt and Equity Financing, which may consist of any of the following: (i) up to $22.0 billion in aggregate principal amount of the Senior Notes, (ii) assumed $4.2 billion in Ordinary Shares issuance, (iii) assumed $4.2 billion in Mandatory Convertible Preferred Shares issuance, (iv) up to $5.5 billion under the Term Facilities, (v) up to $4.698 billion in loans under a 60-day senior unsecured bridge loan (the “Cash Bridge Facility”) and (vi) if and to the extent all or part of the Senior Notes, the Ordinary Shares or the Mandatory Convertible Preferred Shares are not issued and sold, up to $30.9 billion in loans under the 364-day senior unsecured bridge facility (the ”Bridge Facility”).

On December 17, 2014, the Company entered into a credit agreement with respect to the Bridge Facility (the “Bridge Credit Agreement”) and term loan credit agreement with respect to the Term Facilities (the “Term Loan Credit Agreement”). On November 16, 2014, Actavis obtained a commitment letter (the “Commitment Letter”) from certain financial institutions party thereto (the “Commitment Parties”) pursuant to which the Commitment Parties agreed to provide, subject to certain conditions, the entire principal amount of the Cash Bridge Facility and commitments for certain other portions of the debt financing for the Acquisition that have been replaced by the Bridge Credit Agreement and the Term Loan Credit Agreement. The commitments under the Commitment Letter with respect to the Cash Bridge Facility remain outstanding.

Forest Transaction:    On July 1, 2014, the Company acquired Forest for $30.9 billion, including outstanding indebtedness assumed of $3.3 billion, equity consideration of $20.6 billion, which included the assumption of outstanding Forest equity awards, and cash consideration of $7.1 billion. Under the terms of the Forest Transaction, Forest stockholders and holders of Forest equity awards received 89.8 million of Actavis plc ordinary shares, 6.1 million of Actavis plc non-qualified stock options and 1.1 million of Actavis plc share units. Included in the consideration is the portion of outstanding equity awards deemed to have been earned as of July 1, 2014 of $568.1 million (amount deemed not to have been earned as of July 1, 2014 was $570.4 million).

The Company’s historical consolidated statement of operations for the year ended December 31, 2014 includes results of operations of Forest since July 1, 2014.

Aptalis Transaction:    On January 31, 2014, Forest acquired Aptalis in a series of merger transactions for an aggregate purchase price equal to the total enterprise value of Aptalis, plus the aggregate exercise price applicable to Aptalis’ outstanding options and other equity awards, plus the amount of closing date cash, minus Aptalis’ existing indebtedness, minus certain selling stockholders’ expenses.

2. Basis of presentation

The historical consolidated financial information of the Company has been adjusted in the accompanying unaudited pro forma combined financial information to give effect to pro forma events that are (i) directly attributable to the transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined statements of operations, are expected to have a continuing impact on the results of operations.

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date.

The acquisition method of accounting uses the fair value concepts defined in ASC 820, “Fair Value Measurement,” (referred to in this registration statement/prospectus as “ASC 820”) as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

3. Accounting policies

Following the Acquisition, the Company will conduct a review of accounting policies of Allergan in an effort to determine if differences in accounting policies require restatement or reclassification of results of operations or reclassification of assets or liabilities to conform to the Company’s accounting policies and classifications. As a result of that review, the Company may identify differences among the accounting policies of the Company and Allergan that, when conformed, could have a material impact on this unaudited pro forma combined financial information. During the preparation of this unaudited pro forma combined financial information, the Company was not aware of any material differences between accounting policies of the Company and Allergan, except for certain reclassifications necessary to conform to the Company’s financial presentation, and accordingly, this unaudited pro forma combined financial information does not assume any material differences in accounting policies among the Company and Allergan.

4. Historical Allergan

Financial information of Allergan in the “Historical Allergan (after conforming reclassifications)” column in the unaudited pro forma combined balance sheet represents the historical consolidated balance sheet of Allergan as of December 31, 2014. Financial information presented in the “Historical Allergan (after conforming reclassifications)” column in the unaudited pro forma combined statement of operations represents the historical consolidated statement of earnings of Allergan for the year ended December 31, 2014. Such financial information has been reclassified or classified to conform to the historical presentation in the Company’s consolidated financial statements as set forth below (in millions). Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Allergan.

Reclassification and classification of the unaudited combined pro forma balance sheet as of December 31, 2014

	Before reclassification		Reclassification		After reclassification

Marketable securities	$55.0	(i)			$55.0
Prepaid expenses and other current assets	694.3		(343.5)	(ii)	350.8
Deferred tax assets—short term			344.4	(ii,iii)	344.4
Deferred tax assets—long-term	86.9		350.7	(iii)	437.6
Accounts payable and accrued expenses	1,485.2	(v)	(4.9)	(iv)	1,480.3
Deferred tax liabilities—short-term			0.9	(iii)	0.9
Deferred tax liabilities—long-term			350.7	(iii)	350.7
Deferred revenue			72.8	(vii)	72.8
Other taxes payable			96.0	(vi)	96.0
Other long-term liabilities	1,010.1		(168.8)	(vi,vii)	841.3

(i)	Includes “Short-term investments” consisting of commercial paper and foreign time deposits with original maturities over 92 days.

(ii)	Represents the reclassification of “Short-term deferred tax assets” from the “Prepaid expenses and other current assets” line item in the table set forth above.

(iii)	Represent the gross-up and reversal of short-term and long-term deferred tax netting.

(iv)	Represents the reclassification of “Deferred revenue” from “Other accrued expenses.”

(v)	Includes “Accounts payable” of $287.4 million, “Accrued compensation” of $292.8 million and “Other accrued expenses” of $905.0 million.

(vi)	Represents the reclassification of “Other liabilities payable.”

(vii)	Represents the reclassification of “Long-term deferred revenue.”

Reclassifications and classifications in the unaudited pro forma combined statement of operations for the year ended December 31, 2014

	Before reclassification		Reclassification		After reclassification

Net revenue	$7,237.9	(i)			$7,237.9
Cost of sales	842.4		$(88.2	)(vi,vii)	754.2
Selling and marketing			2,179.5	(v-vii)	2,179.5
General and administrative	2,837.2	(ii)	(1,934.5	)(iv-vi)	902.7
Research and development	1,191.6		60.2	(vi)	1,251.8
Asset sales, impairments, contingent consideration adjustments, net	245.0	(iii)	(217.0	)(iv)	28.0

(i)	Includes “Total revenue” of $7,237.9 million.

(ii)	Includes “Selling, general and administrative” of $2,837.2 million.

(iii)	Includes “Restructuring charges” of $245.0 million.

(iv)	Represents the reclassification of “Selling, general and administrative” of $28.0 million related to the loss on disposals of fixed assets.

(v)	Represents the reclassification of “Selling, general and administrative” of $2,004.2 million relating to selling and marketing activities.

(vi)	Represents the allocation of restructuring charges of $245.0 million to “Cost of sales” of $12.7 million, “Selling and marketing” of $74.4 million, “General and administrative” of $97.7 million and “Research and development” of $60.2 million.

(vii)	Represents the reclassification of “Cost of sales” from $100.9 million related to product distribution to customers for select fees treated by Actavis as selling expenses.

5. Historical Forest

Financial information presented in the “Historical Forest (after conforming reclassifications)” column in the unaudited pro forma combined statement of operations of Forest for the year ended December 31, 2014, is for the six months Forest was a stand-alone entity and was derived by subtracting the consolidated statement of operations for the nine months ended December 31, 2013 and adding the consolidated statement of operations for the fiscal year ended March 31, 2014 from and to the consolidated statement of operations for the three months ended June 30, 2014 as follows (in millions):

	(E) Year ended March 31, 2014	(F) Nine months ended December 31, 2013	(G) Three months ended June 30, 2014	(H)=(E)-(F)+(G) Six months ended June 30, 2014
Total revenue	$3,646.9	$2,554.7	$1,166.7	$2,258.9
Cost of goods sold	760.6	511.4	319.1	568.3

Gross profit	2,886.3	2,043.3	847.6	1,690.6

Operating expenses
Selling, general and administrative	1,986.2	1,307.4	512.2	1,191.0
Research and development	788.3	596.3	168.2	360.2

Total operating expenses	2,774.5	1,903.7	680.4	1,551.2

Operating income	111.8	139.6	167.2	139.4
Interest and other income (expense), net	(30.2)	12.6	(26.2)	(69.0)

Income before income taxes	81.6	152.2	141.0	70.4
Income tax (benefit) expense	(83.7)	41.0	50.0	(74.7)

Net income	$165.3	$111.2	$91.0	$145.1

Financial information of Forest subsequent to July 1, 2014 is included in the results of the Company.

Financial information presented in the “Historical Forest (after conforming reclassifications)” column in the unaudited pro forma statement of operations for the year ended December 31, 2014, of which six months represents the Forest results, has been reclassified or classified to conform to the historical presentation in the Company’s consolidated financial statements as set forth below (in millions). Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Forest.

Reclassifications and classifications in the unaudited pro forma combined statement of operations for the year ended December 31, 2014

	Before reclassification		Reclassification	After reclassification
Net revenues	$2,258.9	(i)	$—	$2,258.9
Cost of sales	568.3	(ii)	(25.1)	543.2
Selling and marketing	1,191.0	(iii)	(491.1)	699.9
General and administrative	—		434.4	434.4
Amortization	—		81.8	81.8
Loss on asset sales, impairments and contingent consideration adjustment, net	—		—	—
Interest income	(69.0	)(iv)	82.8	13.8
Interest expense	—		(87.1)	(87.1)
Other income (expense), net	—		4.3	4.3

(i)	Includes “Total revenue” of $2,258.9 million.

(ii)	Includes “Amortization” of $25.1 million.

(iii)	Includes “General and administrative expense” of $434.4 million and “Amortization” of $56.7 million.

(iv)	Includes “Interest and other income (expense), net” of $(69.0) million.

6. Unaudited pro forma combined balance sheet adjustments

Adjustments included in the “Acquisition Adjustments” column in the accompanying unaudited pro forma combined balance sheet at December 31, 2014 are as follows (in millions):

	Note	Amount

Purchase consideration
Preliminary estimate of fair value of Actavis plc ordinary shares issued	6a	$31,424.3
Preliminary estimate of fair value of Actavis plc equity awards issued	6a	2,329.7
Cash consideration	6b	38,635.4

Fair value of total consideration transferred		$72,389.4

Historical book value of net assets acquired
Book value of Allergan’s historical net assets as of December 31, 2014		$7,753.0
Less Allergan’s M&A costs expected to incur	6h	(62.2)

Net assets to be acquired		$7,690.8

Adjustments to reflect preliminary fair value of assets acquired and liabilities assumed
Inventories	6c	$979.3
Product rights and other intangibles, net	6c	53,253.5
Goodwill	6d	23,062.3
Investments and Other Assets	6e	(8.6)
Long-term debt.	6f	(10.2)
Deferred tax liabilities—current	6g	(227.2)
Deferred tax liabilities—non-current	6g	(12,350.5)

Total		$64,698.6

a.	“Preliminary estimate of fair value of ordinary shares issued” was estimated based on approximately 299.0 million shares of Allergan’s common stock outstanding as of December 31, 2014, after factoring in outstanding but unvested equity awards, multiplied by the exchange ratio of 0.3683 and the closing price of Actavis ordinary shares on February 13, 2015 of $285.37. All equity awards of Allergan were replaced with equity awards of Actavis plc with similar terms, except for restricted stock units with performance conditions. “Preliminary estimate of fair value of equity awards” issued represents the estimated aggregate fair value of Actavis plc replacement awards attributable to the service periods prior to the Acquisition, which is considered as part of purchase consideration, and was calculated based on Allergan’s equity awards outstanding (including restricted stock) as of December 31, 2014, multiplied by the assumed exchange ratio of 0.8211 and estimated fair value of equity awards.

The fair values of Actavis plc ordinary shares and equity awards were estimated based on Actavis plc’s closing share price on February 13, 2015 of $285.37 per share. A 28% increase in the price of Actavis plc ordinary shares would increase the aggregate Merger Consideration by $9,681.7 million, and a 28% decrease in the price of Actavis plc’s ordinary shares would decrease the aggregate Merger Consideration by $9,665.1 million, both with a corresponding change to Actavis’ assets. The market price of Actavis plc’s ordinary shares which Allergan stockholders will receive in the Acquisition as a portion of the Merger Consideration will continue to fluctuate from the date of this registration statement/prospectus through the effective time of the Acquisition and the final valuation could differ significantly from the current estimates.

b.	“Cash consideration” was estimated based on approximately 299.0 million shares of Allergan’s common stock outstanding as of December 31, 2014, multiplied by the $129.22 cash consideration per share.

c.	Represents the estimated fair value adjustment to step-up Allergan’s inventory and identifiable intangible assets by $979.3 million and $53,253.5 million, to their preliminary fair values of $1,275.3 million and $55,040.0 million, respectively, which, when added to the Company’s historical inventory and identifiable intangible assets of $2,075.5 million and $19,188.4 million, respectively, total $3,350.8 million and $74,288.4 million, respectively.

The estimated step-up in inventory will increase cost of sales as the acquired inventory is sold within the first year after the Acquisition. As there is no continuing impact, the effect on cost of sales from the inventory step-up is not included in the unaudited pro forma combined statement of operations.

Identified intangible assets of $55,040.0 million primarily consist of (i) currently marketed products (“CMP”) of $45,190.0 million (weighted average useful life of 6.5 years using the economic benefit model) and (ii) IPR&D of $9,850.0 million. The IPR&D amounts will be capitalized and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project and launch of the product, the Company will make a separate determination of useful life of the IPR&D intangibles and amortization will be recorded as an expense. As the IPR&D intangibles are not currently marketed, no amortization of these items is reflected in the unaudited pro forma combined statement of operations.

The fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. For purposes of the accompanying unaudited pro forma combined financial information, it is assumed that all assets will be used in a manner that represents their highest and best use. The final fair value determination for identified intangibles, including the IPR&D intangibles, may differ from this preliminary determination.

The fair value of identifiable intangible assets is determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible assets valuations, from the perspective of a market participant, include the estimated net cash flows for each year for each project or product (including net revenues, cost of sales, research and development costs, selling and marketing costs and working capital asset/contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

d.	Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The adjustment represents a net increase of Actavis’ total goodwill by $25,455.2 million to $49,976.7 million after giving effect to the Acquisition.

e.	Represents the removal of Allergan’s deferred debt issuance costs of $8.6 million.

f.	Represents the estimated fair value adjustment of $10.2 million to Allergan’s historical long-term debt.

g.

Represents deferred income tax liabilities of $227.2 million (current) and $12,350.5 million (non-current), resulting from fair value adjustments for the identifiable tangible assets and intangible assets as well as liabilities assumed and other acquisition accounting adjustments, respectively. This estimate of deferred tax liabilities was determined based on the excess book basis over the tax basis of the assets acquired and liabilities assumed at a 23.2% weighted average statutory tax rate of where most of Allergan’s taxable income was generated historically.

h.	Represents cash outflows from the (i) payment of cash purchase consideration of $38,635.4 million and (ii) $62.2 million of transaction costs that are expected to be incurred by Allergan and $67.2 million of transaction costs that are expected to be incurred by the Company.

i.	Represents the addition of common stock and additional paid-in capital (excluding restricted shares) of $31,424.3 million, the addition of shareholder’s equity related to the replacement equity awards (including restricted shares) of $2,329.7 million and the elimination of Allergan’s common stock and additional paid in capital of $3.1 million and $3,353.7 million respectively.

j.	Represents the elimination of Allergan’s retained earnings of $5,894.8 million and $67.2 million of estimated future transaction costs the Company expects to incur related to the Acquisition.

k.	Represents the elimination of Allergan’s historical treasury stock and accumulated other comprehensive income.

Adjustments included in the “Financing Adjustments” column in the accompanying unaudited pro forma combined balance sheet at December 31, 2014 are as follows (in millions):

l.	The adjustment to cash is as follows:

Senior Notes	$22,000.0
Net proceeds from issuance of Ordinary Shares	4,089.7
Net proceeds from issuance of Mandatory Convertible Preferred Shares	4,089.7
Term Facilities	5,500.0
Total financing costs	(152.5)

Total net financing	$35,526.9

The Company has excluded potential borrowings under the Cash Bridge Facility as borrowings under the facility, if any, are temporary with no ongoing impact to the financial statements. Actavis also has a committed Bridge Facility for up to $30.9 billion; however, for the pro forma financials it is assumed that the Bridge Facility will not be drawn upon. If the Company is unable to finance a portion of the cash consideration for Allergan as anticipated, and assuming $22.0 billion is drawn under the committed Bridge Facility, on a pro forma basis interest expense would increase by approximately $442.3 million, tax benefit would not change, and the net loss to ordinary shareholders would increase approximately $1.14 per share, leaving all other pro forma adjustments constant. The amount of loss is dependent on several factors, including whether alternative sources of equity or debt financing are available as well as timing of raising anticipated borrowings.

Assuming an increase of $1.0 billion in proceeds from the Senior Notes, on a pro forma basis interest expense would increase by $39.2 million, tax benefit would not change, and the net loss to ordinary shareholders would increase by approximately $0.10 per share, leaving all other pro forma adjustments constant.

m.	Represents capitalized deferred financing costs assumed of $152.5 million related to the Senior Notes and the Term Facilities in place for Actavis’ new borrowings to fund the Acquisition.

n.	Represents the current portion of the Term Facilities of $68.7 million.

o.	Represents the long-term portions of the Senior Notes $22,000.0 million and Term Facilities of $5,431.3 million.

p.	Represents the Actavis plc offering of the Ordinary Shares with estimated net proceeds of $4,089.7 million, assuming no exercise of the underwriters’ overallotment option.

q.	Represents the Actavis plc offering of the Mandatory Convertible Preferred Shares with estimated net proceeds of $4,089.7 million, assuming no exercise of the underwriters’ overallotment option.

Adjustments included in the “Adjustments to Actavis plc to Warner Chilcott Ltd” column in the accompanying unaudited pro forma combined balance sheet at December 31, 2014 are as follows (in millions):

r.	Represents the adjustment to eliminate Actavis plc’s offering of the Ordinary Shares and the Mandatory Preferred Shares with estimated net proceeds of $4,089.7 million each, assuming no exercise of the underwriters’ overallotment option.

s.	Represents a capital contribution from Actavis plc to Warner Chilcott Limited for 100% of the equity issued in connection with the Allergan acquisition.

t.	Adjustments to reconcile from the historical Actavis plc results to the historical Warner Chilcott Limited results as of December 31, 2014.

7. Unaudited pro forma combined statement of operations adjustments

Adjustments related to the Acquisition

Adjustments included in the “Acquisition Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

a.	Represents the elimination of net revenues and cost of sales for product sales of $12.5 million for the year ended December 31, 2014 between the Company and Allergan.

b.	Represents the incremental stock-based compensation of $156.5 million for the year ended December 31, 2014 in connection with the replacement equity awards granted at the close of the Acquisition. The replacement charge is accounted for as a modification to the awards.

c.	Represents the elimination of transaction costs that have been incurred by Actavis and Allergan related to the Acquisition.

d.	Represents increased amortization for the fair value of identified intangible assets with definite lives for the year ended December 31, 2014. The increase in amortization expense for intangible assets is calculated using the economic benefit model with a weighted average life of 6.5 years, less the historical Allergan amortization expense.

e.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Acquisition using a 23.2% weighted average statutory tax rate where most of Allergan’s taxable income was generated historically, offset, in part, by the removal of historical tax expenses related to the adjusted line items.

Adjustments included in the “Debt and Equity Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

f.	Represents estimated interest expense, including amortization of deferred financing costs based on effective interest rate method, related to the Senior Notes and the Term Facilities as follows (in millions):

Year ended December 31, 2014
Senior Notes	$851.4
3 year tranche of the Term Facilities	46.9
5 year tranche of the Term Facilities	50.1

Assuming $22,000.0 million is drawn under the Senior Notes and the Term Facilities are fully drawn, each 0.125% change in assumed interest rates for the Senior Notes and the Term Facilities would change pro forma interest expense by approximately $34.4 million for the year ended December 31, 2014.

g.	Based on the financing structure available at the time of this filing, there would be no tax benefit on the new borrowings.

Adjustments related to the Forest Transaction

Adjustments included in the “Forest Transaction Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

h.	Represents the elimination of net revenues and cost of sales of product sales of $16.7 million for the year ended December 31, 2014, between the Company and Forest after the Aptalis Transaction.

i.	Represents the stock-based compensation in connection with the replacement equity awards granted at the close of the Forest Transaction.

j.	Represents the stock-based compensation of $55.8 million for the year ended December 31, 2014, in connection with the replacement equity awards granted at the close of the Forest Transaction. For the year ended December 31, 2014, this has been offset by the reversal of M&A costs of $(30.7) million and $(0.4) million recorded by the Company and Forest, respectively in connection with the Forest Transaction.

k.	Represents increased amortization for the fair value of identified intangible assets with definite lives for the year ended December 31, 2014. The increase in amortization expense for intangible assets is based on the actual useful lives assigned to each product as follows:

(in millions)	Amount recognized as of acquisition date	Weighted average lives (years)	Year ended December 31, 2014

CMP:
Namenda Franchise	$2,125.0	1.7
Bystolic Franchise	1,810.0	3.3
Linzess	1,052.0	5.0
Zenpep	978.0	6.8
Carafate	915.0	6.2
Armour Thyroid	747.0	5.9
Viibryd	413.0	4.5
Fetzima	392.0	5.0
Teflaro	343.0	3.0
Canasa	327.0	2.6
Daliresp	269.0	3.5
Other CMP Products	1,904.0	5.7

	$11,275.0	4.3

IPR&D:
Gastroenterology	791.0
Central nervous system	304.0
Cardiovascular	193.0
Other	74.0

	$1,362.0

Customer relationships	60.0	4.5
Other	173.5	4.2

Total identifiable intangible assets	$12,877.5		$923.6

Less historical amortization inclusive of Aptalis deal			106.1
			$817.5

l.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Forest Transaction using a 13% blended statutory tax rate primarily related to the United States and Ireland, for the year ended December 31, 2014. These two countries are where most of Forest’s taxable income was generated historically.

Adjustments included in the “Forest Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

m.	Represents estimated interest expense, including amortization of deferred financing costs based on effective interest rate method, related to the term facilities and the notes associated with the Forest Transaction as follows:

(in millions)	Year ended December 31, 2014
Term facilities (Forest Transaction)	$20.1
Notes (Forest Transaction)	61.1

Total net financing	$81.2

For the term facilities associated with the Forest Transaction of $2,000.0 million, a five year maturity was assumed. For the notes associated with the Forest Transaction, various maturity dates were assumed ranging from 2017 to 2044. The assumed interest rate for these borrowings was 3.3% on a weighted average basis. Interest expense from the cash bridge loans associated with the Forest Transaction was not reflected in the unaudited combined pro forma statement of operations as it will not have a continuing impact due to the short-term nature.

n.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the financing for the Forest Transaction using a 0% tax rate, as that is the rate for the debt issued for the transaction in Luxembourg.

Adjustments related to the Aptalis Transaction

Adjustments included in the “Aptalis Transaction and Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations for the year ended December 31, 2014 is as follows:

o.	Represents $38.7 million of M&A costs incurred for the year ended December 31, 2014.

p.	Represents increased amortization resulting in the Aptalis Transaction by Forest for the fair value of identified intangible assets with definite lives as follows (in millions):

	Weighted average useful lives	Fair value	One month ended January 30, 2014
CMP intangible assets	10	$2,912.2	$24.3
Less historical amortization			5.3

$19.0

q.

Represents (a) new interest expense related to the $1,050.0 million of Forest’s 4.375% notes due 2019 and $750.0 million of Forest’s 4.875% notes due 2021, issued in January 2014 for the year ended December 31, 2014, (b) the elimination of Aptalis’ historical interest expense of $60.6 million (inclusive of termination charges) for the year ended December 31, 2014 in connection with the repayment of Aptalis’ existing long-term debt in the principal amount of $1,250.0 million upon the Aptalis Transaction as follows (in millions):

One month ended January 30, 2014
New interest expense from Forest’s 4.375% Notes	$4.0
New interest expense from Forest’s 4.875% Notes	3.1
New interest expense from Forest’s 5.000% Notes	—
Elimination of Aptalis’ historical interest (income)	(60.6)

Total expense / (income)	$(53.5)

r.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Aptalis Transaction and the related financing using a 24.1% weighted average blended statutory tax rate of the United States, Canada and Ireland, where most of Aptalis’ taxable income was generated historically.

s.	Financial information presented in the “Aptalis Transaction and Financing Adjustments” column in the unaudited pro forma combined statement of operations for the year ended December 31, 2014 includes Aptalis historical activities for the one month ended January 30, 2014 prior to the close of the Aptalis Transaction.

Adjustments related to Warner Chilcott Limited

t.	Adjustments to reconcile from the historical Actavis plc results to the Warner Chilcott Limited results for the year ended December 31, 2014

8. Earnings per share

The unaudited pro forma combined basic and diluted earnings per share calculations are based on Actavis plc’s consolidated basic and diluted weighted average number of shares. The pro forma weighted average number of shares outstanding reflects the following adjustments assumed to occur on January 1, 2014:

•	Elimination of Allergan historical common stock;

•

The estimated issuance of 110.1 million Actavis plc ordinary shares to Allergan stockholders in the Acquisition, calculated using the 0.3683 exchange ratio based on Allergan’s common stock outstanding as of December 31, 2014;

•

The estimated issuance of 14.7 million Actavis plc ordinary shares expected to be issued in the offering of Ordinary Shares to fund the Acquisition with gross proceeds assumed of $4.2 billion assuming a per share price in the offering equal to Actavis plc’s last reported Ordinary Share price of $285.37 on February 13, 2015; and

•	The issuance of 89.8 million Actavis plc ordinary shares associated with the Forest Transaction, which are included in Actavis’ historical balance sheet as of December 31, 2014.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “targets,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; Actavis’ and Allergan’s ability to successfully develop and commercialize new products; Actavis’ and Allergan’s ability to conform to regulatory standards and receive requisite regulatory approvals; availability of raw materials and other key ingredients; uncertainty and costs of legal actions and government investigations; the inherent uncertainty associated with financial projections; fluctuations in Actavis’ operating results and financial condition, particularly given our manufacturing and sales of branded and generic products; risks associated with acquisitions, mergers and joint ventures, such as difficulties integrating businesses, uncertainty associated with financial projections, projected synergies, restructuring, increased costs, and adverse tax consequences; the adverse impact of substantial debt and other financial obligations on the ability to fulfill and/or refinance debt obligations; risks associated with relationships with employees, vendors or key customers as a result of acquisitions of businesses, technologies or products; our compliance with federal and state healthcare laws, including laws related to fraud, abuse, privacy security and others; risks of the generic industry generally; generic product competition with our branded products; uncertainty associated with the development of commercially successful branded pharmaceutical products; uncertainty associated with development and approval of commercially successful biosimilar products; costs and efforts to defend or enforce technology rights, patents or other intellectual property; expiration of Actavis’ and Allergan’s patents on our branded products and the potential for increased competition from generic manufacturers; risks associated with owning the branded and generic version of a product; competition between branded and generic products; the ability of branded product manufacturers to limit the production, marketing and use of generic products; Actavis’ and Allergan’s ability to obtain and afford third-party licenses and proprietary technology we need; Actavis’ and Allergan’s potential infringement of others’ proprietary rights; our dependency on third-party service providers and third-party manufacturers and suppliers that in some cases may be the only source of finished products or raw materials that we need; Actavis’ competition with certain of our significant customers; the impact of our returns, allowance and chargeback policies on our future revenue; successful compliance with governmental regulations applicable to Actavis’ and Actavis’ respective third party providers’ facilities, products and/or businesses; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; Actavis’ and Allergan’s vulnerability to and ability to defend against product liability claims and obtain sufficient or any product liability insurance; Actavis’ and Allergan’s ability to retain qualified employees and key personnel; the effect of intangible assets and resulting impairment testing and impairment charges on our financial condition; Actavis’ ability to obtain additional debt or raise additional equity on terms that are favorable to Actavis; difficulties or delays in manufacturing; our ability to manage environmental liabilities; global economic conditions; Actavis’ ability to continue foreign operations in countries that have deteriorating political or diplomatic relationships with the United States; Actavis’ and Allergan’s ability to continue to maintain global operations; risks associated with tax liabilities, or changes in U.S. federal or international tax laws to which we are subject, including the risk that the Internal Revenue Service disagrees that Actavis is a foreign corporation for U.S. federal tax purposes; risks of fluctuations in foreign currency exchange rates; risks associated with cyber-security and vulnerability of our information and employee, customer and business information that Actavis stores digitally; Actavis’ ability to maintain internal control over financial reporting; changes in the laws and regulations, affecting among other things, availability, pricing and reimbursement of pharmaceutical products; the highly competitive nature of the pharmaceutical industry; Actavis’ ability to successfully navigate consolidation of our distribution network and concentration of our customer base; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; developments regarding products once they have reached the market and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2014, as amended from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the SEC a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan commenced mailing the joint proxy statement/prospectus to its shareholders or its stockholders on January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.